                                                                  Exhibit (a)(8)
                                                                  --------------

                IN THE CHANCERY COURT FOR THE STATE OF TENNESSEE
             17TH JUDICIAL DISTRICT, MARSHALL COUNTY, AT LEWISBURG


STANLEY GINKOWSKI and JEFF GRAU, On Behalf of Themselves   )
and All Others Similarly Situated,                         )     No.
                                                           )
                          Plaintiffs,                      )     CLASS ACTION
                                                           )     ------------
                                                           )
                    vs.                                    )
INTERNATIONAL  COMFORT PRODUCTS CORP., RICHARD W.          )     CLASS ACTION
SNYDER, W. MICHAEL CLEVY, RICHARD C. BARNETT, STANLEY      )     COMPLAINT FOR BREACH
M. BECK, WILLIAM G. DAVIS, JOHN F. FRASER, ROY T.          )     OF FIDUCIARY DUTY
GRAYDON, MARVIN G. MARSHALL, ERNEST C. MERCIER, DAVID      )
H. MORRIS, DAVID A. RATTEE and WILLIAM A. WILSON,          )
                                                           )
                                                           )
                          Defendants.                      )
                                                           )
                                                           )     Plaintiffs Demand A
                                                           )     Trial by Jury
-----------------------------------------------------------      ----------------------

                             SUMMARY OF THE ACTION
                             ---------------------

        1. This is a class action on behalf of the public stockholders of International Comfort Products Corp. ("Comfort" or the "Company") against Comfort and its directors to enjoin or remedy defendants' misconduct undertaken in connection with the acquisition of the outstanding shares of Comfort by Carrier Corp. ("Carrier") (the "Merger") pursuant to a definitive merger agreement (the "Merger Agreement").

        2. On June 24, 1999, defendants publicly announced that the Comfort Board had approved this acquisition of all of the outstanding shares of Comfort for a mere $11.75 per share. In an effort to quickly consummate the Merger, defendants have also announced that they will commence a tender offer in less
                                                                      -------
than 7 days. The proposed tender offer is designed to forever deprive plaintiffs
-----------
and other public stockholders of Comfort (the "Class") of their equity investment in Comfort and the benefits associated therewith, including, among other things, the expected growth in Comfort's profitability. The proposed purchase price constitutes a premium of less than 10% of Comfort's trading price prior to the announcement of the Merger and is a discount to where Comfort has traded as recently as 1998. The
                --------
unlawful plan by Carrier and defendants to cash out Comfort's public stockholders for grossly inadequate consideration is in direct breach of defendants' fiduciary duties owed to plaintiffs and the Class. Absent judicial intervention, defendants will continue to breach their fiduciary duties and will consummate the proposed transaction resulting in irreparable injury to plaintiffs and the Class.

        3. The proposed acquisition will constitute a change of control which requires Comfort's directors to maximize shareholder value in connection with the transaction. However, despite their duty to maximize the price paid for Comfort's shares, defendants have failed to sufficiently ascertain the true value of Comfort and obtain the highest value reasonably available to the Comfort shareholders.

        4. Plaintiffs seek to enjoin the proposed transaction or, alternatively, rescind the transaction and/or recover damages in the event that the transaction is consummated.

                            JURISDICTION AND VENUE
                            ----------------------

        5. The claims asserted herein arise solely under statutory and/or state common law. This Court has jurisdiction over the cause of action asserted in this Compliant pursuant to Tenn. Code Ann. (S)(S)16-11-101, et seq.
                                                            -- ---

        6. This Court has jurisdiction over each of the defendants as each of the defendants conducts business in, resides in and/or maintains operations in this County. Certain of the defendants are citizens of Tennessee, including defendants W. Michael Clevy and Comfort which has its principal place of business in this state. The amount in controversy of each plaintiffs' claim, exclusive of interest and costs, is less than $75,000. This action is not removable. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this County.

                                  THE PARTIES
                                  -----------

        7. Plaintiff Stanley Ginkowski is and has been an owner of 4,000 shares of Comfort common stock at all times relevant hereto.

        8. Plaintiff Jeff Grau is and has been an owner of 2,000 shares of Comfort common stock at all times relevant hereto.

        9. Defendant Comfort is a corporation with its principal executive offices and place of business located at 501 Corporate Centre Drive, Suite 200, Franklin, Tennessee 37067. Comfort designs and manufactures central air conditioning systems and gas and oil furnaces for use in homes and commercial buildings. As of June 1, 1999, Comfort had more than 40 million shares of common stock outstanding, trading on the American Stock Exchange.

        10. Each of the following defendants (collectively the "Individual Defendants") are members of Comfort's Board of Directors ("Board").

        11. Defendant Richard W. Synder ("Synder") has served as Chairman of the Board of Comfort since 1997. Synder is also a general partner of Ravine Partners, Ltd., an affiliate of SynderCapital Corp. ("SnyderCapital"). SynderCapital, through its affiliate, owned over 8.3 million shares of Comfort common stock or approximately 20% of the Company. SynderCapital sold its entire interest in Comfort to Carrier by way of an "understanding" that was reached at the time the Merger Agreement was executed.

        12. Defendant W. Michael Clevy ("Clevy") is the Chief Executive Officer and President of Comfort and has been a director of Comfort since 1995. Prior to joining Comfort, Clevy served as Vice President of Manufacturing and Technology at Carrier.

        13. Defendants Richard C. Barrnett, Stanley M. Beck, William G. Davis, John F. Fraser, Roy T. Graydon, Marvin G. Marshall, Ernest C. Mercier, David H. Morris, David A. Rattee and William A. Wilson are, and at all times relevant hereto were, directors of Comfort.

        14. The Individual Defendants as officers and/or directors of Comfort have a fiduciary relationship and responsibility to plaintiffs and the other public stockholders of Comfort and owe to plaintiffs and the other Class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

        15. By virtue of their positions as directors and/or officers of Comfort, the Individual Defendants have, and at all relevant times had, the power of control and influence, and did control and influence and cause Comfort to engage in the practices complained of herein. The Individual Defendants owed and owe Comfort stockholders fiduciary obligations and were and are required to use their ability to control and manage Comfort in a fair, just and equitable manner; act in furtherance of the best interests of Comfort and its stockholders; act to maximize stockholder value in connection with a change of ownership and control; and not to favor their own interests at the expense of Comfort and its stockholders.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

        16. Plaintiffs bring this action as a class action, pursuant to Rule 23 of the Tennessee Rules of Civil Procedure, on behalf of themselves and all other public holders of Comfort common stock, and their successors in interest, except defendants named herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

        17.  This action is properly maintainable as a class action.

        18. The Class of stockholders is so numerous that joinder of all members is impracticable. As of June 1999, Comfort had more than 40 million shares of common stock outstanding. There are thousands of stockholders of record who are located throughout the United States.

        19. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, but are not limited to, whether, in connection with the proposed acquisition:

        (a) The Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiffs and the other members of the Class;

        (b) The Merger compensation payable to plaintiffs and the Class is unfair and inadequate;

        (c) Defendants have breached their fiduciary duty of undivided loyalty with respect to plaintiffs and the other members of the Class;

        (d) Defendants have breached their fiduciary duty of independence with respect to plaintiffs and the other members of the Class;

        (e)  The Individual Defendants are engaging in self-dealing;

        (f) Defendants have breached their fiduciary duty of due care with respect to plaintiffs and the other members of the Class;

        (g)  The Individual Defendants are unjustly enriching themselves;

        (h) Defendants have breached any of their other fiduciary duties owed to plaintiffs and the other members of the Class, including the duties of good faith, diligence, honesty, fair dealing and full, candid and adequate disclosure; and

        (i) Plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated, or alternatively, whether they have suffered compensable damages.

        20. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

        21. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

        22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        23. Plaintiffs anticipate that there will be no difficulty in the management of this litigation.

        24. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and Comfort's violations of law will proceed without remedy.

              FIDUCIARY DUTIES OF COMFORT'S DIRECTORS AND OFFICERS
              ----------------------------------------------------

        25. By reason of the above Individual Defendants' positions with the Company as directors and/or officers of Comfort, the Individual Defendants have a fiduciary duty to plaintiffs and the other public shareholders of Comfort. As fiduciaries, the Individual Defendants owe plaintiffs and the other members of the Class the utmost obligations of good faith, loyalty, independence, honesty, fair dealing, due care, diligence and full, candid and adequate disclosure.

        26. Under Tennessee law, the Individual Defendants have an affirmative fiduciary obligation at all times and in all transactions affecting Comfort and its shareholders to act in good faith, with reasonable care, and in the best interest of Comfort and its shareholders.

        27. In accordance with his/her duties of loyalty and good faith, a director or officer must not:

        (a) Participate in any transaction where the director or officer receives or is entitled to receive a personal financial benefit not equally shared by the shareholders of the corporation; and/or

        (b) Unjustly enrich themselves at the expense or to the detriment of a corporation's shareholders.

        28. In any situation when the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders. To comply with these duties, the directors may not take any action that:

        (a) Contractually prohibits them from complying with their fiduciary duties;

        (b) Will otherwise adversely affect their duty to search and secure the best value for the corporation's shareholders;

        (c) Adversely affects the value provided to the corporation's shareholders; and/or

        (d) Will discourage or inhibit alternative offers to purchase control of the corporation or its assets.

        29. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Merger, violated their fiduciary duties owed to the public shareholders of Comfort, and/or took steps which were designed to avoid obtaining the highest value for Comfort's public stockholders.

        30. Because the Individual Defendants have breached their duties in connection with the Merger, the burden of providing the entire fairness of the Merger, including all aspects of its negotiation, structure and price, is placed upon the Individual Defendants.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

        31. On May 19, 1999, Comfort issued a public release heralding Comfort's continued expansion and growth prospects. The release stated Comfort's international sales "increased by 125 percent to $60 million in 1998 and are expected to exceed $100 million this year." The release also stated:

          "During the next three years, we will open other distribution outlets and establish manufacturing capacity in Europe and Latin America" . . . .

                                     * * *

          [Comfort] is also expanding in the parts and components aftermarket, where its 1998 net sales rose by 36 percent to $67 million.

          . . . Clevy explained that the Company will expand residential sales by continuing to introduce new products, adding new distributors and improving customer service.

          Clevy added that they will continue to grow by making strategic acquisitions in North America and overseas.

        32. On June 24, 1999, Comfort and Carrier announced that the Individual Defendants had agreed to the acquisition of Comfort by Carrier. The acquisition concludes a long-standing personal and financial relationship between the two companies. Under the terms of the agreement, Carrier will purchase all of the outstanding shares of Comfort common stock for cash at $11.75 per share. The release also announced that:

          [Comfort's] largest shareholders, Ravine Partners, an affiliate of SynderCapital Corp., and the Ontario Teachers' Pension Plan Board,/1/ together holding approximately 40 percent of [Comfort's] shares, have agreed to tender their shares and support the transaction.

                                     * * *

          [Comfort's] will retain its current operational structure, sales infrastructure, distribution and dealer networks, and brands.

        33. The Individual Defendants agreed to enter into the Merger with Carrier so that they could receive benefits for themselves, despite the fact that the proposed Merger would allow the price of Comfort stock to be capped and thereby deprive plaintiffs and the Class of the opportunity to realize any material increase in the value of Comfort stock. Despite the obvious long-term value of the Comfort acquisition for Carrier, Comfort shareholders will be receiving an inadequate takeover premium for Comfort's stock. The proposed Merger does not reflect the Company's true value.

        34. By entering into the Merger Agreement with Carrier, Comfort's Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, terms of the proposed transaction, as agreed to by the Individual Defendants, were not
                                                                          ---
the result of an auction process or an adequate independent market check, and were arrived at without a full and thorough investigation by the Individual Defendants. The terms are intrinsically unfair and inadequate from the standpoint of Comfort's shareholders.



__________________
/1/ Defendant Graydon is a portfolio manager for the Ontario Teachers' Pension Plan Board and a member of Comfort's Board of Directors.

        35. The Individual Defendants have violated their fiduciary duties owned to the public shareholders of Comfort. The Individual Defendants' agreement to the terms of the transaction, its timing, the failure to auction the Company and invite other bidders, and defendants' failure to provide an adequate market check demonstrate a clear absence of the exercise of due care to Comfort's public shareholders.

        36. The Individual Defendants' fiduciary obligations under these circumstances require them to:

        (a) Undertake an appropriate and independent evaluation of Comfort's net worth as a merger/acquisition candidate;

        (b) Actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for Comfort's public shareholders;

        (c) Act independently so that the interests of Comfort's public shareholders will be protected; and

        (d) Adequately ensure that defendants do not subvert the interests of Comfort's public stockholders because of conflicts of interests that may exist between the Individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Comfort's public shareholders.

        37. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Carrier without making the requisite effort to obtain the best offer possible.

        38. Plaintiffs and the other members of the Class have been and will be damaged in that they will not receive their fair proportion of the value of Comfort's assets and business, will be largely divested from their right to share in Comfort's future growth and development and have been prevented from obtaining a fair and adequate price for their shares of Comfort common stock.

        39. The consideration to be paid to Class members in the proposed Merger is unconscionable, unfair and grossly inadequate because, among other things:

        (a) The intrinsic value of Comfort's common stock is materially in excess of the amount offered for those securities in the Merger, giving due consideration to the anticipated operating results, cash flow and profitability of the Company; and

        (b) The consideration to be received by Comfort shareholders is not the result of an appropriate evaluation of the value of Comfort's shares because the Comfort Board approved the proposed Merger without undertaking reasonable steps to accurately ascertain Comfort's value through an adequate active bidding process.

        40. The Individual Defendants have breached their duty of loyalty by using their control of Comfort to force plaintiffs and the Class to exchange their equity interest in Comfort for unfair consideration, and to deprive plaintiffs and Comfort's public shareholders of the maximum value to which they are entitled.

        41. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate the proposed Merger which will exclude the Class from its fair share of Comfort's valuable assets and businesses, and/or benefit the Individual Defendants in an unfair manner all to the irreparable harm of plaintiffs and the Class.

        42. Plaintiffs and the class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

                               PRAYER FOR RELIEF
                               -----------------

        WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

        1. Declaring that this action is properly maintainable as a class action and certifying plaintiffs as class representatives;

        2. Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of defendants and is therefore unlawful and unenforceable;

        3. Preliminarily and permanently enjoining defendants, their counsel, agents, employees and all persons acting in concert with them from consummating the Merger, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

        4. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders;

        5. Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

        6. In the event the Merger is consummated, award compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with pre-judgment interest at the maximum rate allowable by law;

        7. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

        8. Granting such other and further relief as this Court may deem just and proper.

        9. Plaintiffs and other members of the Class have no other adequate remedy at law.


                                  JURY DEMAND
                                  -----------

     Plaintiffs demand a trial by jury.

DATED:  June 25, 1999

                                        BARRETT, JOHNSTON & PARSLEY
                                        GEORGE BARRETT (#2672)
                                        DOUGLAS S. JOHNSTON, JR. (#5782)


                                        /s/Douglas S. Johnston, Jr.
                                        ---------------------------
                                        DOUGLAS S. JOHNSTON, JR.
                                        217 Second Avenue, North
                                        Nashville, TN  37201
                                        Telephone:  615/244-2202

                                        MILBERG WEISS BERSHAD
                                          HYNES & LERACH LLP
                                        WILLIAM S. LERACH
                                        DARREN J. ROBBINS
                                        RANDALL J. BARON
                                        WILLIAM J. DOYLE II
                                        600 West Broadway, Suite 1800
                                        San Diego, CA 92101
                                        Telephone:  619/231-1058
                                        Attorneys for Plaintiff

                                    Surety
                                    ------

     I hereby certify that I am surety in this cause.

                                        /s/Douglas S. Johnston, Jr.
                                        ---------------------------
                                        DOUGLAS S. JOHNSTON, JR.